787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111
October 31, 2011
VIA EDGAR AND OVERNIGHT CARRIER
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Jeffrey Riedler Scot Foley James Peklenk Jennifer Riegel Melissa Rocha

Re:	Clovis Oncology, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed August 31, 2011 File No. 333-175080
Ladies and Gentlemen:
     On behalf of Clovis Oncology, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated September 13, 2011 relating to the Company’s Amendment No. 2 to Registration Statement on Form S-1 (File No. 333-175080) filed with the Commission on August 31, 2011 (the “Registration Statement”).
     The Company is concurrently filing via EDGAR Amendment No. 3 to the Registration Statement (“Amendment No. 3”), marked in accordance with Rule 310 of Regulation S-T. For the convenience of the Staff, we are supplementally providing marked copies of Amendment No. 3.
     In this letter, we have recited the comments from the Staff in bold type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in Amendment No. 3. Except as otherwise specifically indicated, page references herein correspond to the pages of Amendment No. 3.
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in alliance with Dickson Minto W.S., London and Edinburgh

Securities and Exchange Commission
October 31, 2011

Prospectus Summary
Our Strategy, page 2
1. We note your response to our prior comment 2. In your revised second bullet point, please restore the definition of companion diagnostics you had included in your previous amendment.
Response: The Company acknowledges the Staff’s comment and has revised Amendment No. 3 on page 2 accordingly.
Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Significant Judgments and Estimates Stock-Based Compensation, page 47
2. We may have additional comments on your accounting for stock compensation and related disclosure once you have disclosed an estimated offering price. Once you have disclosed an estimated offering price, please provide an updated listing of all stock option grants and other equity transactions through the date of your filing and provide quantitative and qualitative disclosures explaining the difference between the estimated offering price and the fair value of each equity issuance.
Response: The Company acknowledges the Staff’s comment and has revised Amendment No. 3 on pages 52 and 53 accordingly.
In addition, to assist with your review, please note that Amendment No. 3 has been revised to reflect the occurrence of the following events: (i) the results of the Company’s operations for the three months ended September 30, 2011; (ii) the 1 for 2.9 reverse stock split of the Company’s common stock, approved by the board of directors and shareholders of the Company as of September 22, 2011; (iii) the determination of the initial public offering price range of the Company’s common stock in consultation with the underwriters; (iv) the establishment of the hENT1 cut-off to be used to assess the results from the LEAP trial and (v) the hiring of Mr. Steven L. Hoerter as our Senior Vice President of Commercial. Furthermore, please note that Amendment No. 3 includes a few changes designed to clarify prior disclosures.
Please direct your questions or comments regarding this letter or Amendment No. 3 to the undersigned at (212) 728-8285 or Thomas Mark at (212) 728-8667. Thank you for your assistance.
Respectfully submitted,
/s/ William H. Gump
William H. Gump

cc:	Patrick J. Mahaffy President and Chief Executive Officer Clovis Oncology, Inc. 2525 28th Street, Suite 100 Boulder, Colorado 80301

Securities and Exchange Commission
October 31, 2011

Cheston J. Larson, Esq. Divakar Gupta, Esq. Latham & Watkins, LLP 12636 High Bluff Drive, Suite 400 San Diego, California 92130